ALIANZA MINERALS LTD.

Condensed Consolidated Interim Financial Statements

For the six months ended March 31, 2020 and 2019

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

CONTENTS

Page

Notice of No Auditor Review of Interim Financial Statements	3

Condensed Consolidated Interim Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 27

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	March 31, 2020 (Unaudited)	September 30, 2019 (Audited)

Assets
Current assets
Cash		$462,310	$322,984
Restricted cash	5	65,425	29,546
Receivables		16,849	54,141
Prepaid expenses		83,333	315,938
		627,917	722,609

Non-current assets
Equipment	4	245	338
Exploration and evaluation assets	5	3,887,141	3,728,231
VAT receivables		46,882	43,503
		3,934,268	3,772,072
Total assets		$4,562,185	$4,494,681

Current liabilities
Accounts payable and accrued liabilities		$76,596	$316,049
Due to related parties	9	286,606	326,437
Funds held for optionee	5	65,425	29,546
Flow-through share premium liability	7	-	21,459
		428,627	693,491

Shareholders’ equity
Share capital	7	19,475,556	18,487,106
Reserves	7, 8	2,935,733	2,903,068
Accumulated other comprehensive loss		(38,293)	(26,619)
Deficit		(18,239,438)	(17,562,365)
		4,133,558	3,801,190

Total shareholders’ equity and liabilities		$4,562,185	$4,494,681

Nature of operations and going concern (Note 1)

These consolidated financial statements are authorized for issue by the Board of Directors on May 19, 2020.

On behalf of the Board of Directors:

Director “Jason Weber”	Director “Mark T. Brown”

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited, presented in Canadian Dollars)

		Three months ended March 31		Six months ended March 31
	Note	2020	2019	2020	2019

Expenses
Accounting and legal fees	9	$47,665	$29,890	$117,786	$85,998
Depreciation	4	47	103	93	206
Investor relations and shareholder information	9	63,145	13,504	412,893	21,593
Office facilities and administrative services	9	4,500	4,500	9,000	9,000
Office expenses		6,318	3,365	14,330	8,793
Property investigation expenses		6,689	-	6,689	-
Transfer agent, listing and filing fees		26,785	2,476	29,197	12,267
Travel		5,935	1,504	18,574	4,039
Wages, benefits and consulting fees	9	73,640	27,007	92,317	71,032
		(234,724)	(82,349)	(700,879)	(212,928)

Interest income and other income		585	2,204	1,277	2,370
Flow-through share premium recovery		-	-	21,459	-
Foreign exchange (loss)		2,841	940	1,070	(1,555)
Net loss for the period		$(231,298)	$(79,205)	$(677,073)	$(212,113)
Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiary		(15,409)	(10,824)	(11,674)	(6,418)
Total comprehensive loss for the period		$(246,707)	$(90,029)	$(688,747)	$(218,531)
Basic and diluted loss per common share		$(0.00)	$(0.00)	$(0.01)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted		90,896,235	60,345,001	86,642,347	53,244,543

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders’ warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2018 (Audited)		45,141,668	$ 16,863,904	$ 1,788,405	$ 641,848	$ 246,791	$ (20,100)	$ (16,564,996)	$ 2,955,852
Private placement	7(b)(i)	15,203,333	862,200	-	-	-	-	-	862,200
Share issue costs		-	(116,899)	-	-	30,078	-	-	(86,821)
Net loss		-	-	-	-	-	(6,418)	(212,113)	(218,531)
Balance, March 31, 2019 (Unaudited)		60,345,001	17,609,205	1,788,405	641,848	276,869	(26,518)	(16,777,109)	3,512,700
Private placements	7(b)(iii)	20,728,333	934,383	-	-	-			934,383
Acquisition of exploration and evaluation assets	7(b)(ii)(iv)(v)	1,361,363	89,625	-	-	-	-	-	89,625
Share issue costs		-	(146,107)	-	-	33,738	-	-	(112,369)
Share-based payments		-	-	162,208	-	-	-	-	162,208
Net loss		-	-	-	-	-	(101)	(785,256)	(785,357)
Balance, September 30, 2019 (Audited)		82,434,697	$ 18,487,106	$ 1,950,613	$ 641,848	$ 310,607	$ (26,619)	$ (17,562,365)	$ 3,801,190
Private placements	7(b)(vi)	22,000,000	1,100,000	-	-	-	-	-	1,100,000
Share issue costs		-	(111,550)	-	-	32,665	-	-	(78,885)
Net loss		-	-	-	-	-	(11,674)	(677,073)	(688,747)
Balance, March 31, 2020 (Unaudited)		104,434,697	$ 19,475,556	$ 1,950,613	$ 641,848	$ 343,272	$ (38,293)	$ (18,239,438)	$ 4,133,558

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Unaudited, presented in Canadian Dollars)

	Six months ended March 31
	2020	2019

Cash flows from (used in) operating activities
Net loss for the period	$(677,072)	$(212,113)
Items not affecting cash:
Depreciation	93	206
Flow-through share premium recovery	(21,459)	-

Changes in non-cash working capital items:
Receivables	37,406	7,894
VAT Receivables	(999)	(5,784)
Prepaid expenses	232,604	(10,523)
Accounts payable and accrued liabilities	(22,491)	29,313
Due to related parties	(36,331)	(67,550)
Funds held for optionee	35,879	-
Net cash provided by (used in) operating activities	(452,370)	(258,557)

Cash flows from (used in) investing activities
Exploration and evaluation assets	(381,896)	26,987
Net cash provided by (used in) investing activities	(381,896)	26,987

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	1,100,000	862,200
Share issue costs	(82,707)	(50,821)
Net cash provided by financing activities	1,017,293	811,379

Effect of exchange rate changes on cash	(7,822)	(9,718)

Change in cash for the period	175,205	570,091

Cash, beginning of the period	352,530	6,599

Cash, end of the period	$527,735	$576,690
Cash comprised of:
Cash	$462,310	$576,690
Restricted Cash	65,425	-
	$527,735	$576,690

Supplemental disclosure with respect to cash flows (Note 10)

Cash consists of $Nil (September 30, 2019 - $317,007) held for flow-through expenditures, while $Nil (September 30, 2019 - $227,873) included in accounts payable and accrued liabilities is related to flow-through expenditures.

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Alianza Minerals Ltd. (the “Company” or “Alianza”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

As at March 31, 2020, the Company had working capital of $199,290 (September 30, 2019: $29,118) and shareholders’ equity of $4,133,558 (September 30, 2019: $3,801,190).

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 20 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRIC 23 Uncertainty over Income Tax Treatments (effective December 1, 2019)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2019.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2019. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six-month period ended March 31, 2020 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2020.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

4.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2018	$5,113	$226	$5,339
Disposal during the year	-	(226)	(226)
As at September 30, 2019	5,113	-	5,113
As at March 31, 2020	$5,113	$-	$5,113
Accumulated depreciation
As at September 30, 2018	$4,363	$226	$4,589
Depreciation for the year	412	-	412
Depreciation for the year related to disposal	-	(226)	(226)
As at September 30, 2019	4,775	-	4,775
Depreciation for the period	93	-	93
As at March 31, 2020	$4,868	$-	$4,868
Net book value
As at September 30, 2019	$338	$-	$338
As at March 31, 2020	$245	$-	$245

5.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

Although the Company has taken steps to verify title to its unproven mineral right interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company has properties in Nevada, USA (the “USA Properties”), in British Columbia and Yukon Territory of Canada (the “Canada Properties”) and in Peru (the “Peru Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the period ended March 31, 2020

	USA				Canada				Peru

	Horsethief	Bellview	BP	Others	Haldane	KRL	Tim	Others	Yanac	Total

Balance at September 30, 2019	$173,156	$85,548	$248,975	$23,404	$1,433,291	$139,847	$1	$1,198,997	$425,012	$3,728,231

Additions during the period
Acquisition costs:
Property acquisition	-	-	-	-	-	25,000		-	-	25,000
	-	-	-	-	-	25,000		-	-	25,000
Exploration expenditures:
Aircraft charter	-	-	-	-	30,366	-	-	-	-	30,366
Camp, travel and meals	3,129	-	-	-	11,274	-	-	-	-	14,403
Community relations	-	-	-	-	1,420	-	-	-	-	1,420
Drilling	-	-	-	-	7,020	-	-	-	-	7,020
Field equipment rental	-	-	-	-	6,788	4	-	-	-	6,792
Field supplies and maps	-	-	-	-	5,397	-	-	-	-	5,397
Geochemical	-	-	-	-	2,100	-	-	-	-	2,100
Geological consulting	49,256	-	1,809	-	58,844	13,188	50	400	-	123,547
Licence and permits	16,968	-	-	-	5,335	-	-	-	-	22,303
Management fees	18,454	-	-	-	-	-	-	-	-	18,454
Reporting, drafting, sampling, and analysis	21,899	1,989	1,572	-	12142	1630	-	-	-	39,232
	109,706	1,989	3,381	-	140,724	16,012	50	400	-	272,262

Less:
Recovered exploration expenditures	(103,492)	4,225	(30,824)	-	-	-	(10,000)	-	-	(140,091)

Net additions	6,214	6,214	(27,443)	-	140,724	41,012	(9,950)	400	-	157,171

Foreign currency translation	(3,556)	(695)	-	-	-	-	-	-	5,990	1,739

Balance at March 31, 2020	$175,814	$91,067	$221,532	$23,404	$1,574,015	$180,859	$(9,949)	$1,199,397	$431,002	$3,887,141

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2019

	USA				Canada			Peru

	Horsethief	Bellview	BP	Others	Haldane	KRL	Others	Yanac	Total

Balance at September 30, 2018	$223,045	$95,291	$248,975	$23,038	$471,424	$21,545	$1,197,974	$419,219	$2,700,511

Additions during the year
Acquisition costs:
Property acquisition	-	-	-	-	178,125	21,500	-	-	199,625
	-	-	-	-	178,125	21,500	-	-	199,625
Exploration expenditures:
Aircraft charter	-	-	-	-	34,319	18,093	-	-	52,412
Camp, travel and meals	37,230	24,749	23,130	-	129,498	15,595	37	-	230,239
Community relations	-	-	-	-	2,840	-	-	-	2,840
Drilling	-	-	-	-	315,801	-	-	-	315,801
Field equipment rental	9,652	7,931	3,515	-	20,381	2,145	513	-	44,137
Field supplies and maps	4,048	409	1,025	-	31,110	933	-	-	37,525
Geochemical	7,133	-	12,101	-	(804)	-	-	-	18,430
Geological consulting	141,211	20,196	72,553	-	268,826	46,880	474	-	550,140
Legal and accounting	790	552	1,781	187	54	-	-	-	3,364
Licence and permits	15,103	10,327	33,298	3,561	1,486	-	-	5,874	69,649
Management fees	27,706	10,866	6,931	-	-	-	-	-	45,503
Reporting, drafting, sampling, and analysis	-	39,729	-	-	20,231	13,156	-	-	73,116
	242,873	114,759	154,334	3,748	823,742	96,802	1,024	5,874	1,443,156

Less:
Yukon Mining Incentive Refund	-	-	-	-	(40,000)	-	-	-	(40,000)
Recovered exploration expenditures	(292,762)	(124,502)	(154,334)	(3,382)	-	-	-	-	(574,980)

Net additions	(49,889)	(9,743)	-	366	961,867	118,302	1,024	5,874	1,027,801

Foreign currency translation	-	-	-	-	-	-	-	(81)	(81)

Balance at September 30, 2019	$173,156	$85,548	$248,975	$23,404	$1,433,291	$139,847	$1,198,998	$425,012	$3,728,231

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares to Sandstorm and granting a net smelter returns royalty ranging from 0.5% to 1.0%. The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties. In 2015 and 2016, the Company dropped four of the gold properties.  The properties retained are:

•

Horsethief

•

Bellview

•

East Walker

•

Ashby

a)

Horsethief

The Horsethief property is located in Lincoln County Nevada, northeast of Pioche. A 2% NSR is payable to a previous owner of the property from production on certain claims on the property while a 1% NSR is payable to Sandstorm on all the claims on the property.

In 2017, the Company acquired new ground by staking an additional 33 BLM Iode mining claims at the Horsethief property.

On March 1, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild Mining (US) Inc. (“Hochschild”) whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$5,000,000 in exploration on the property over a 5.5 year period, with a minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$500,000
12 months from the end of Agreement Year 1	Agreement Year 2	US$500,000
12 months from the end of Agreement Year 2	Agreement Year 3	US$500,000
12 months from the end of Agreement Year 3	Agreement Year 4	US$500,000
12 months from the end of Agreement Year 4	Agreement Year 5	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$5,000,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

As of March 31, 2020, Hochschild had forwarded a total of $441,766 (US$340,134) for the Horsethief property. The Company held $65,425 (US$46,116) on behalf of Hochschild to be spent on the Horsethief property, which is recorded as restricted cash.

Subsequently, Hochschild forwarded $195,075 (US$139,559) for the Horsethief property.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

b)

Bellview

The Bellview property is located in White Pine County Nevada, near the Bald Mountain Gold Mine.  A 2% NSR is payable to a previous owner of the property and a 1% NSR is payable to Sandstorm from production from all the claims on the property.

On February 7, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild whereby Hochschild could earn up to a 70% undivided interest in the Bellview property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$3,500,000 in exploration on the property over a 5.5 year period, with a minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$100,000
From the end of Agreement Year 1 to 30 months after Effective Date	Agreement Year 2	US$500,000
From the end of Agreement Year 2 to 42 months after Effective Date	Agreement Year 3	US$500,000
From the end of Agreement Year 3 to 54 months after Effective Date	Agreement Year 4	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$3,500,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

During the option period, Hochschild had forwarded a total of $118,238 (US$91,036) for the Bellview property.

On November 25, 2019, the Company was informed by Hochschild that Hochschild would terminate the earn-in on the Bellview project. Thus, the Company retains 100% interest in Bellview project.

c)

BP

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferred the NSR right to Almadex.

In 2017, the Company acquired new ground by staking an additional 48 BLM Iode mining claims at the BP property.

On March 1, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

c)

BP - continued

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$2,500,000 in exploration on the property over a 4.5 year period, with a minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$100,000
12 months from the end of Agreement Year 1	Agreement Year 2	US$500,000
12 months from the end of Agreement Year 2	Agreement Year 3	US$500,000
12 months from the end of Agreement Year 3	Agreement Year 4	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$2,500,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

During the option period, Hochschild had forwarded a total of $179,581 (US$138,267) for the BP property.

On November 25, 2019, the Company was informed by Hochschild that Hochschild would terminate the earn-in on the BP project. Thus, the Company retains 100% interest in BP project.

	March 31, 2020	September 30, 2019

Restricted cash & Funds held for optionee
Horsethief - Hochschild	$65,425	$29,546
	$65,425	$29,546

d)

Others - Ashby

On August 2, 2017, the Company signed an exploration lease agreement to lease the Ashby gold property to Nevada Canyon Gold Corp. (“Nevada Canyon”). Under the terms of the agreement, Nevada Canyon made a US$1,000 payment on signing, will make annual payments of US$2,000 and will grant a 2% Net Smelter Royalty (“NSR”) on future production from the Lazy 1-3 claims comprising the Ashby property. Nevada Canyon will also be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

As of March 31, 2020, Nevada Canyon reimbursed the Company an amount of $720 (US$541).

e)

Others – East Walker

The East Walker property is located in Lyon County, west of Hawthorne. A 2% NSR is payable to a previous owner of the property from production on certain claims on the property.

As of March 31, 2020, the Company had spent $24,213 on advancing this property.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Canada

a)

Haldane

On March 2, 2018, the Haldane property was purchased from Equity Exploration Consultants Ltd. (“Equity”), and is located in Yukon Territory, Canada. Equity has a 2% NSR royalty on the Haldane property.

The Company purchased the Haldane property from Equity for the following consideration:

•

issue 2 million shares to Equity upon receipt of TSX-Venture approval (shares issued);

•

make two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019 (paid);

•

make a final $100,000 cash payment or issue the number of shares of equivalent value at the Company’s election, on June 30, 2019 ($25,000 paid and shares of $75,000 issued); and

•

make bonus share payments to Equity:

o

issue 250,000 shares to Equity upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent;

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

On April 12, 2018, the Company purchased the Nur, Clarkston and Fara claims which are contiguous to and grouped with the Haldane property from the estate of Yukon prospector John Peter Ross (the “Estate”) for the following consideration:

•

issue 100,000 shares to the Estate upon receipt of TSX-Venture approval (shares issued);

•

make cash payment of $10,000 to the Estate by June 30, 2018 (paid);

•

make cash payment of $20,000 (paid) and issue 125,000 shares (issued) to the Estate by April 12, 2019;

•

make cash payment of $20,000 (subsequently paid) and issue 125,000 shares to the Estate by April 12, 2020;

•

make cash payment of $25,000 and issue 150,000 shares to the Estate by April 12, 2021; and

•

make bonus share payments to the Estate as follows:

o

issue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent; and

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

As of March 31, 2020, the Company had spent $1,574,015 on advancing this property.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

b)

KRL

On September 1, 2018, the Company optioned the KRL property from prospector Bernie Kreft (“Kreft”), and is located in British Columbia’s prolific Golden Triangle, Canada. Kreft has a 1% NSR royalty on the KRL property.

The Company optioned the KRL property from Kreft for the following consideration:

•

make cash payments of $10,000 (paid) and issue 100,000 shares to Kreft upon receipt of TSX-Venture approval (issued);

•

make cash payments of $15,000 to Kreft by October 15, 2018 (paid);

•

make cash payments of $5,000 by October 31, 2019 (paid) and a further $20,000 by January 1, 2020 (paid) and issue 100,000 shares (issued) to Kreft by September 30, 2019;

•

make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30,2020;

•

make cash payments of $50,000 and issue 200,000 shares to Kreft by September 30,2021;

•

make cash payments of $100,000 and issue 200,000 shares to Kreft by September 30,2022;

•

make bonus share payments to Kreft as follows:

o

issue additional shares upon the disclosure of an NI43-101 inferred resource estimate equal to 1 share per ounce of inferred resource, to a maximum of 350,000 shares;

o

500,000 shares to be issued on the commencement of commercial production.

As of March 31, 2020, the Company had spent $180,859 on advancing this property.

c)

Tim property (Yukon, Canada)

On January 24, 2020, the Company entered into an option agreement with a wholly owned subsidiary of Coeur Mining Inc. (“Coeur”) to explore the Tim property in southern Yukon.

Coeur can earn an 80% interest in the Tim property by (i) financing $3.55-million in exploration over five years and (ii) making scheduled cash payments totalling $575,000 (received $10,000) over eight years as follows.

Date/Period	Expenditures	Option Payment
On the Effective Date	None	$10,000 (received)
On or before 1st anniversary of the Class 1 Notification Date	$50,000	$15,000
On or before 2nd anniversary of the Class 1 Notification Date	$500,000	$25,000
On or before 3rd anniversary of the Class 1 Notification Date	$500,000	$50,000
On or before 4th anniversary of the Class 1 Notification Date	$1,000,000	$75,000
On or before 5th anniversary of the Class 1 Notification Date	$1,500,000	$100,000
On or before 6th anniversary of the Class 1 Notification Date	None	$100,000
On or before 7th anniversary of the Class 1 Notification Date	None	$100,000
On or before 8th anniversary of the Class 1 Notification Date	None	$100,000

Coeur must also finance a feasibility study and notify the Company of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of notification of the Class 1 exploration permit.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – continued

d)

Others

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon Territory, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and Almaden assigned the 2% NSR royalty on future production from these mineral claims to Almadex:

•

Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•

MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

On June 10, 2008, the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon.  Almaden assigned the 2% NSR over any minerals produced from the property to Almadex.  Half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almadex 50,000 fully paid common shares upon receipt of a positive bankable feasibility study for the property.

As of March 31, 2020, the Company had spent $1,199,397 on advancing these properties.

Peru

On April 29, 2015, the Company acquired the Yanac property which is located in Chincha region of the Department of Ica, south-central Peru.

Yanac

On February 27, 2013, Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (“Cliffs”) and the Company’s wholly-owned subsidiary entered into a Limited Liability Company Membership Agreement (“agreement”) in respect of the Yanac property. In December 2015, Cliffs’ interest in Yanac was acquired by 50 King Capital Exploration Inc. (“50 King”), a private company, which took over all previous obligations of Cliffs.

On July 6, 2016, 50 King terminated the agreement, retaining only a 0.5% net smelter royalty (“NSR”) on the Yanac property based on prior expenditures and transferred the ownership of the property back to the Company.

As of March 31, 2020, the Company had spent $431,002 on advancing this property.

Mexico

The Company holds a 1% Net Smelter Royalty on certain Mexican properties which is capped at $1,000,000.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

6.

INVESTMENT IN ASSOCIATES – ROYALTY INTEREST

On April 29, 2015, the Company acquired a 36% interest in Pucarana S.A.C. (“Pucarana”), an exploration company in Peru holding the Pucarana property.

On May 22, 2015, Pucarana signed an Assignment Agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby Pucarana assigned to Buenaventura the rights to the Pucarana property.  In consideration, Buenaventura granted a 3% NSR royalty to Pucarana that is then distributed as to 60% to Alamos Gold Inc. (1.8% NSR), 36% to the Company (1.08% NSR) and 4% to Gallant Minerals Ltd (0.12% NSR).

Prior to the Company’s investment in Pucarana, the Company had capitalized, as exploration and evaluation assets, $566,782 in exploration and evaluation expenditures incurred on its Pucarana property. This amount, with minor adjustments, has been carried forward as the cost of the Company’s 36% investment. The investment is accounted for using the equity method. To date, no dividends have been received from the associate.

To date, there is no profit or loss from continuing operations. As of September 30, 2019, the Company wrote off $560,139 in investment in associates – royalty interest.

7.

SHARE CAPITAL

a)

Authorized:

As at March 31, 2020, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued:

During the year ended September 30, 2019, the Company:

i)

Completed a non-brokered private placement on December 24, 2018 by issuing 5,000,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $250,000 and 10,203,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $612,200. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24 month period at a price of $0.10. In connect with the financing, the Company paid $50,760 as a cash finder’s fee and issued 887,250 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $30,078 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $102,034 and incurred additional share issue costs of $36,721 in connection with this financing.

ii)

Issued 125,000 common shares to the Estate at a price of $0.065 per share for a total consideration of $8,125 to pay for the Haldane property (see Note 5).

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

Issued: - continued

iii)

Completed a non-brokered private placement on July 9, 2019 by issuing 13,820,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $691,000 and 6,908,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $414,500. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.10. In connect with the financing, the Company paid $55,050 as a cash finder’s fee and issued 1,007,125 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $33,738 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company recorded a flow-through premium liability of $69,083 and incurred additional share issue costs of $56,659 in connection with this financing.

iv)

Issued 1,136,363 common shares to the Equity at a price of $0.066 per share for a total consideration of $75,000 to pay for the Haldane property (see Note 5).

v)

Issued 100,000 common shares to Kreft at a price of $0.065 per share for a total consideration of $6,500 to pay for the KRL property (see Note 5).

During the six months ended March 31, 2020, the Company:

i)

Completed a non-brokered private placement on February 25, 2020 by issuing 22,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $1,100,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.10. In connect with the financing, the Company paid $50,100 as a cash finder’s fee and issued 1,002,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $32,665 and was calculated using the Black-Scholes option pricing model. Under the residual value approach, no value was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $28,785 in connection with this financing.

8.

STOCK OPTIONS AND WARRANTS

a)

Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3 month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan - continued

Stock option transactions and the number of stock options for the six months ended March 31, 2020 are summarized as follows:

Expiry date	Exercise price	September 30, 2019	Granted	Exercised	Expired / cancelled	March 31, 2020
April 29, 2020 *	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
March 14, 2023	$0.10	850,000	-	-	-	850,000
July 30, 2024	$0.10	2,015,000	-	-	-	2,015,000
Options outstanding		5,499,500	-	-	-	5,499,500
Options exercisable		5,499,500	-	-	-	5,499,500
Weighted average exercise price		$0.15	$Nil	$Nil	$Nil	$0.15

*Subsequently, 1,264,500 stock options expired unexercised.

As at March 31, 2020, the weighted average contractual remaining life of options is 2.43 years (September 30, 2019 – 2.93 years).  The weighted average fair value of stock options granted during the six months ended March 31, 2020 was $Nil (2018 - $Nil).

Stock option transactions and the number of stock options for the year ended September 30, 2019 are summarized as follows:

Expiry date	Exercise price	September 30, 2018	Granted	Exercised	Expired / cancelled	September 30, 2019
February 25, 2019	$0.25	22,500	-	-	(22,500)	-
April 29, 2020	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
March 14, 2023	$0.10	850,000	-	-	-	850,000
July 30, 2024	$0.10	-	2,015,000	-	-	2,015,000
Options outstanding		3,507,000	2,015,000	-	(22,500)	5,499,500
Options exercisable		3,507,000	2,015,000	-	(22,500)	5,499,500
Weighted average exercise price		$0.18	$0.10	$Nil	$0.25	$0.15

The weighted average assumptions used to estimate the fair value of options for the six months ended March 31, 2020 and 2019 were as follows:

	March 31, 2020	March 31, 2019
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants

The continuity of warrants for the six months ended March 31, 2020 is as follows:

Expiry date		Exercise price	September 30, 2019	Issued	Exercised	Expired	March 31, 2020
March 6, 2020		$0.20	2,500,000	-	-	(2,500,000)	-
March 8, 2020		$0.15	7,221,875	-	-	(7,221,875)	-
April 7, 2020	*	$0.15	3,255,000	-	-	-	3,255,000
April 25, 2020	*	$0.15	5,000,000	-	-	-	5,000,000
August 16, 2020		$0.20	892,857	-	-	-	892,857
December 24, 2020		$0.10	5,000,000	-	-	-	5,000,000
July 9, 2022		$0.10	13,820,000	-	-	-	13,820,000
February 25, 2023		$0.10	-	22,000,000	-	-	22,000,000
Outstanding			37,689,732	22,000,000	-	(9,721,875)	49,967,857
Weighted average exercise price			$0.13	$0.05	$Nil	$Nil	$0.11

*Subsequently, 8,255,000 warrants expired unexercised.

As at March 31, 2020, the weighted average contractual remaining life of warrants is 2.00 years (September 30, 2019 – 1.44 years).

The continuity of warrants for the year ended September 30, 2019 is as follows:

Expiry date	Exercise price	September 30, 2018	Issued	Exercised	Expired	September 30, 2019
September 28, 2019	$0.20	1,200,000	-	-	(1,200,000)	-
March 6, 2020	$0.20	2,500,000	-	-	-	2,500,000
March 8, 2020	$0.15	7,221,875	-	-	-	7,221,875
April 7, 2020	$0.15	3,255,000	-	-	-	3,255,000
April 25, 2020	$0.15	5,000,000	-	-	-	5,000,000
August 16, 2020	$0.20	892,857	-	-	-	892,857
December 24, 2020	$0.10	-	5,000,000	-	-	5,000,000
July 9, 2022	$0.10	-	13,820,000	-	-	13,820,000
Outstanding		20,069,732	18,820,000	-	(1,200,000)	37,689,732
Weighted average exercise price		$0.16	$0.10	$Nil	$0.20	$0.13

c)

Finder’s warrants

The continuity of finder’s warrants for the six months ended March 31, 2020 is as follows:

Expiry date		Exercise price	September 30, 2019	Issued	Exercised	Expired	March 31, 2020
December 24, 2018		$0.05	887,250	-	-	(887,250)	-
April 25, 2020	*	$0.10	240,000	-	-	-	240,000
July 9, 2020		$0.05	1,007,125	-	-	-	1,007,125
August 16, 2020		$0.14	26,100	-	-	-	26,100
February 25, 2021		$0.05	-	1,002,000	-	-	1,002,000
Outstanding			2,160,475	1,002,000	-	(887,250)	2,275,225
Weighted average exercise price			$0.06	$0.10	$Nil	$0.05	$0.06

*Subsequently, 240,000 finder’s warrants expired unexercised.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants – continued

As at March 31, 2020, the weighted average contractual remaining life of finder’s warrants is 0.24 years (September 30, 2019 – 0.53 years).

The continuity of finder’s warrants for the year ended September 30, 2019 is as follows:

Expiry date	Exercise price	September 30, 2018	Issued	Exercised	Expired	September 30, 2019
December 24, 2018	$0.05	-	887,250	-		887,250
April 25, 2020	$0.10	240,000	-	-	-	240,000
August 16, 2020	$0.14	26,100	-	-	-	26,100
July 9, 2020	$0.05	-	1,007,125	-	-	1,007,125
Outstanding		266,100	1,894,375	-	-	2,160,475
Weighted average exercise price		$0.10	$0.05	$Nil	$Nil	$0.06

The weighted average assumptions used to estimate the fair value of finder’s warrants for the six months ended March 31, 2020 and 2019 were as follows:

	March 31, 2020	March 31, 2019
Risk-free interest rate	1.58%	1.96%
Expected life	1 year	1 year
Expected volatility	110.77%	96.79%
Expected dividend yield	nil	nil

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended March 31, 2020
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 72,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 72,000

For the six months ended March 31, 2019
	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 60,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 60,000

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS – continued

Related party transactions and balances

		Six months ended		Balance due
	Services	March 31, 2020	March 31, 2019	As at March 31, 2020	As at September 30, 2019
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$ 72,000	$ 60,000	$ Nil	$ 7,536

Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 123,530	$ 97,860	$ 286,606	$ 318,901
TOTAL:		$ 195,530	$ 157,860	$ 286,606	$ 326,437

(a)

The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the six months ended March 31, 2020 were as follows:

•

As at March 31, 2020, a total of $15,857 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•

As at March 31, 2020, a total of $67,750 in share issues costs was included in due to related parties; and $1,610 in share issue costs was included in accounts payable and accrued liabilities;

•

The Company recorded $32,665 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

The significant non-cash investing and financing transactions during the six months ended March 31, 2019 were as follows:

•

As at March 31, 2019, a total of $29,655 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

•

As at March 31, 2019, a total of $10,000 in deferred financing costs and a total of $51,000 in share issue costs was included in due to related parties;

•

The Company recorded $30,078 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	March 31, 2020	September 30, 2019
Non-current assets
USA	$511,817	$531,083
Peru	477,884	468,515
Canada	2,944,567	2,772,474
	$3,934,268	$3,772,072

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $4,100.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company does not have sufficient cash to settle its current liabilities, and further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at March 31, 2020, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk

i)

Interest rate risk

As at March 31, 2020, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

As at March 31, 2020	Level 1	Level 2	Level 3	Total
Assets:
Cash	$462,310	$-	$-	$462,310
Restricted cash	65,425	-	-	65,425

As at September 30, 2019	Level 1	Level 2	Level 3	Total
Assets:
Cash	$322,984	$-	$-	$322,984
Restricted cash	29,546	-	-	29,546

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(Unaudited, presented in Canadian Dollars)

13.

MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2019.

14.

CONTINGENT LIABILITIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 ($193,000 for 2014 and $370,000 for 2015) related to properties that were held by Minera Tarsis, S.A. de C.V., which the Company had applied to wind up, and $203,000 ($63,000 for 2014 and $140,000 for 2015) related to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties, Yago, Mezquites and San Pedro, to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.